Exhibit 99.1

FOR RELEASE ON TUESDAY, JULY 21, 2020 AT 8:00 A.M. ET

Gamida Cell Announces Appointment of Michele Korfin as Chief Operating and Chief Commercial Officer

Boston, Mass. – July 21, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases, today announced the appointment of Michele Korfin as chief operating and chief commercial officer. Ms. Korfin brings over 20 years of experience in oncology, focused on business operations and commercialization of novel therapies. In this role, she will have oversight of manufacturing and commercialization as Gamida Cell advances its clinical development candidates: omidubicel, an advanced cell therapy in Phase 3 clinical development as a potentially life-saving treatment option for patients in need of bone marrow transplant, and GDA-201, an investigational, natural killer (NK) cell-based cancer immunotherapy in Phase 1 development in patients with non-Hodgkin lymphoma (NHL).

“I’m delighted to welcome Michele to Gamida Cell,” stated Julian Adams, Ph.D., chief executive officer at Gamida Cell. “Michele has a proven track record of building high-performing teams and paradigm-shifting product launches in hematology and oncology. Her experience at TYME Technologies, Celgene and Kite, particularly the successful launch of Yescarta®, will be invaluable as we advance omidubicel toward a potential FDA approval next year.”

“I am excited to join the Gamida Cell team at such a promising and important time in the company’s history. Omidubicel has the potential to enhance clinical outcomes and expand the opportunity for patients to have the chance for a cure through bone marrow transplant. In addition, NK cells are increasingly recognized as a potential breakthrough approach in immunotherapy, and GDA-201 is one of the few programs in development that has demonstrated very encouraging data. I look forward to working with the team to bring value to both patients and shareholders,” Ms. Korfin said.

Prior to joining Gamida Cell, Ms. Korfin served as chief operating officer at TYME Technologies. From 2016-2018, she was vice president of market access at Kite Pharma, where she oversaw the market access strategy, including payer relations, reimbursement and government affairs for Yescarta®, the first approved CAR-T therapy in lymphoma. She also worked closely with the manufacturing and supply chain teams at Kite to prepare for FDA approval and commercialization. Before joining Kite, Ms. Korfin spent more than a decade at Celgene in a variety of key strategic and operational roles, including commercial leadership roles and overseeing the global development programs for REVLIMID® in lymphoma and chronic lymphocytic leukemia. She also led the Celgene oncology sales force of over 120 representatives, responsible for $650 million in revenue for ABRAXANE®, which is now a standard of care in pancreatic cancer. Ms. Korfin has also held prior positions at Merck & Co as a manufacturing scientist, Bain & Company as a consultant and Schering-Plough in sales and marketing. Ms. Korfin holds an MBA from Harvard Business School and a B.S. in Pharmacy from Rutgers University. She is also on the Board of Trustees of BioNJ, the organization that represents the biotechnology industry for New Jersey.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. For additional information, please visit https://www.gamida-cell.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the contributions of Ms. Korfin and progress of the clinical trials of Gamida Cell’s product candidates, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and variability, and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Gamida Cell’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on February 26, 2020, its Report on Form 6-K filed with the SEC on May 18, 2020 and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Contacts:

Jaren Irene Madden

jaren@gamida-cell.com

1-617-286-6264

Matthew Corcoran (media)

mcorcoran@tenbridgecommunications.com

1-617-866-7350